UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 001-12565
CUSIP Number 157901109
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
          For Period Ended: March 31, 2008

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I. REGISTRANT INFORMATION

Full Name of Registrant:	Champion Communication Services, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	2739 Wisteria Walk

City, State and Zip Code:	Spring, Texas 77388

PART II. RULE 12b-25(b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE
          State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
          The Registrant sold substantially all of its assets in May 2007, and currently is a reporting shell corporation. The Registrant’s current business plan is to locate and combine with an existing, privately-held company that desires to become a public corporation.
          As a result of the asset sale, all of its employees were dismissed. The Registrant’s present staff consists of two officers, who are part-time consultants to the Registrant. The significant change in the nature of the Registrant’s business and the Registrant’s reduced staffing (mandated by its limited resources) causes the Registrant to be unable to timely file, without unreasonable effort and expense, the subject report.
PART IV. OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Pamela R. Cooper	(281)	216-6808

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
          The Registrant sold substantially all of its assets in May 2007, and has not engaged in any material business activities since that time, except to distribute a portion of the funds from the asset sale to the Registrant’s stockholders. The Registrant’s current business plan is to locate and combine with an existing, privately-held company that desires to become a public corporation.
          For the three months ended March 31, 2007, the Registrant had total revenues of $165,000 and a net loss of $178,000. The Registrant currently does not expect to report any significant revenues or any significant net income or loss for the three months ended March 31, 2008.

Champion Communication Services, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2008	By:	/s/ Pamela R. Cooper
		Name:	Pamela R. Cooper
		Title:	Chief Financial Officer, Treasurer and Controller

ATTENTION
          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).